Exhibit 3.9

AMENDMENT NO. 4

TO THE BYLAWS OF

CNL HOTELS & RESORTS, INC.

By resolution adopted by a unanimous written consent of the Board of Directors of CNL Hotels & Resorts, Inc. (the “Company”), the Board of Directors (the “Board”) has authorized the following amendment to the Company’s Bylaws:

Section 11 of Article III, as amended, is to be deleted in its entirety and replaced by the following:

SECTION 11. COMPENSATION. Directors will be entitled to receive compensation for the services or activities they perform or engage in as Directors as may be determined by the Board of Directors by resolution (including the affirmative vote of a majority of Independent Directors, as such term is defined in the Company’s Articles of Incorporation). The Company will not pay any compensation to the officers and Directors of the Company who also serve as officers and directors of the Advisor (as such term is defined in the Company’s Articles of Incorporation). Directors may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Board of Directors or any committee of the Board of Directors and for their expenses, if any, in connection with any other service or activity they performed or engaged in as Directors. Nothing in this Section 11 of Article III will be construed to preclude any Director from serving the Company in any other capacity and receiving compensation in connection therewith.

The foregoing is certified as Amendment No. 4 to the Bylaws of the Company, adopted by the Board (including a majority of the Independent Directors, as such term is defined in the Company’s Amended and Restated Articles of Incorporation, as amended) as of May 13, 2005.

/s/ C. Brian Strickland
C. Brian Strickland, Secretary

10-Q